QMMM Holdings Ltd.

December 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Joel Parker
Jennie Beysolow
Dietrich King

Re:	QMMM Holdings Ltd.
Registration Statement on Form F-1
Filed October 6, 2023
File No. 333-274887

Ladies and Gentlemen:

On behalf of our client, QMMM Holdings Limited, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated October 24, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on October 6, 2023. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Registration Statement, marked to show changes to the Registration Statement filed with the Commission on October 6, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form F-1 filed October 6, 2023

Cover page

1. We note your response to prior comment 1 and reissue in part. Please revise, as you do under the prospectus summary, to clarify that the percentage of total outstanding Ordinary Shares also represents the total percentage of voting power that the controlling stockholder will hold after completion of the offering. In addition, please revise here to state, as you do on page 29, that you “do not intend to rely on the corporate governance exemptions available to “controlled companies,” however, [you] may choose to rely on such exemptions in the future.”

Response: the Company has increased its offering size and plans to issue 1,600,000 new shares in the offering, which will reduce the total percentage of voting power of Mr. Bun Kwai to 49.72%, assuming the Underwriter does not exercise its over-allotment option, or 49.01% if the Underwriter exercises its over-allotment option in full. With such changes, the Company will not be considered as a “controlled company” as defined under Nasdaq Stock Market Rules upon the completion of this offering.

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2. We note your response to prior comment 4 and reissue in part. Please quantify here and on page 6 the amounts related to the intercompany loans from ManyMany Creation to the holding company for the payment of certain expenses including expenses for this offering and salaries of executive officers and provide cross-references to the consolidated financial statements. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: We have revised disclosure and provided the amount due by the holding company to ManyMany Creation for the payment of certain expenses including expenses for this offering and salaries of executive officers on cover page and pages 4 and 6. We have also changed wording from “intercompany loans” to “amount due to” as ManyMany Creation and the holding company did not enter any loan agreement for such payments.

We amended our disclosure and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. We also provided cross-references to these other discussions on cover page.

Prospectus Summary, page 1

3. We note your response to prior comment 7 and revised disclosure on page 26. Please also provide such disclosure in the prospectus summary section. Additionally, we note your disclosure on page 26 that you and your subsidiaries are “not required to obtain permission or approval from Hong Kong authorities;” and “not covered by permissions requirements from CSRC, CAC or any other governmental agency;” but also that you “have received all requisite permissions or approvals for [y]our business operations and no permission or approval has been denied.” Clarify and disclose each required permission or approval that you or your subsidiaries have obtained to operate your business and to offer the securities being registered to foreign investors.

Response: We have provided disclosure on page 3 that we believe we are fully in compliance with the regulations or policies that have been issued by the CAC and CSRC to date. As advised by our Chinese counsel, Guangdong Wesley Law Firm, that the Company and its subsidiaries are not subject to the regulations and rules issued by CAC and CSRC.

We also have disclosed on page 26, as advised by our Hong Kong counsel, Stevenson, Wong & Co., the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange, and the Company have received all requisite permissions or approvals, i.e. certificates of incorporation and business registration certificates that have been obtained by ManyMany Creation and Quantum Matrix in Hong Kong, for our business operations and no permission or approval has been denied.

Capitalization, page 38

4. We note your response to prior comment 17. Please revise to add short-term bank loans and amounts due to shareholders as components of your total capitalization as of March 31, 2023, or tell us why your presentation is appropriate. Refer to Item 3.B of Form 20-F.

Response: We have revised disclosure to add short-term bank loans and amounts due to shareholders as components of our total capitalization as of March 31, 2023 on page 38.

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5. Your disclosure on page 37, Use of Proceeds, and on page 38 in the second bullet point related to deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses is not consistent with the balance presented for additional paid-in capital in the As adjusted and As adjusted (Over-allotment option exercised in full) columns presented in your table. Please clarify or revise.

Response: We have revised the As adjusted column in the table on page 38 and use of proceed in page 37.

6. Please remove the column As adjusted (Over-allotment option exercised in full).

Response: We have removed the column As adjusted (Over-allotment option exercised in full) on page 38.

Dilution, page 39

7. Your disclosure of adjusted net tangible book value as of March 31, 3023 of $3,899,151 on page 39 and $4,828,290 on page 40 is not consistent with your disclosure on page 37, Use of Proceeds, and that changes in net tangible book deficit as of March 31, 2023 only give effect to sale of ordinary shares offered in this offering after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses. Please clarify or revise.

Response: We have revised amount of net proceeds with and without exercise of over-allotment option under Use of Proceeds on page 39.

Enforceability of Civil Liabilities, page 42

8. We note your response to prior comment 18 and reissue. Please identify by name your directors, executive officers, and members of senior management who are located in China and Hong Kong. In this regard, we note your disclosure that all of your executive officers, directors and senior management (except for Mr. Anthony Chan who is located in the U.S) “are nationals or residents of jurisdictions other than the United States.”

Response: We have revised to identify by name our directors, executive officers, and members of senior management who are located in Hong Kong and all our directors, executive officers and members of senior management are residents of Hong Kong, except for Mr. Anthony Chan who is a resident of U.S. on page 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

9. We note your response to prior comment 14. Please revise to further describe the material    terms of the signed agreements you reference on page 47 and 49 in your discussion about a continuing project in the pipeline, and file such agreements as exhibits, pursuant to Item 601(b)(10) of Regulation S-K. Finally, please add appropriate risk factor disclosure related to the completion of this project and the impact to your liquidity and capital resources.

Response: We have revised disclosure to further describe the material terms of the signed agreements for continuing projects in the pipeline on page 47. Currently, we have 15 continuing projects of advertising and marketing productions to be completed in the next six months to two years. Pursuant to Item 601(b)(10) (i)(A) and (ii) of Regulation S-K, every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report will be considered as a Material Contract to be filed as an exhibit, and if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories. Because these orders/agreements for the continuing projects were made in the ordinary course of business of the Company and did not fall within one of the categories under Item 601(b)(10)(ii), we don’t plan to file them as exhibits to the Registration Statement.

We have added risk factors on page 16 related to the completion of the projects and the impact to our liquidity and capital resources.

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Liquidity and Capital Resources, page 57

10. To the extent applicable, please disclose the nature, purpose, and material terms of any agreement with related parties to which you indicate you have financed your operations and file any such agreement as an exhibit.

Response: From time to time, Mr. Bun Kwai, a major shareholder, Chairman and Chief Executive Officer of the Company provided funds to the operations of our subsidiaries and such advances have no agreement and are unsecured, non-interest bearing and repaid on demand. We have included such disclosure on page 57.

Related Party Transactions, page 89

11. We note your response to prior comment 22 and reissue. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item7.B of Form 20-F.

Response: We have updated our disclosure to reflect the related party transactions as of the date of the prospectus on page 89.

General

12. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: the Company has filed exhibit 99.6 to request that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering. In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Bun Kwai
Bun Kwai, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP

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